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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM N-17f-2

             Certificate of Accounting of Securities and Similar
                        Investments in the Custody of
                        Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


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1. Investment Company Act File Number:               Date examination completed:
   811-6526                                          January 31, 1999
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2. State identification Number:

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   AL       AK          AZ          AR          CA          CO
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   CT       DE          DC          FL          GA          HI
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   ID       IL          IN          IA          KS          KY
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   LA       ME          MD          MA          MI          MN
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   MS       MO          MT          NE          NV          NH
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   NJ       NM          NY          NC          ND          OH
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   OK       OR          PA          RI          SC          SD
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   TN       TX          UT          VT          VA          WA
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   WV       WI          WY          PUERTO RICO
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   Other (specify):
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3. Exact name of investment company as specified in registration statement:

The Coventry Group, Boston Balanced Fund
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4. Address of principal executive office (number, street, city, state, zip code):

3435 Stelzer Road, Columbus, Ohio  43219
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state of administrator(s), if applicable.


          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT


                                                                SEC 2198 (11-91)
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Report of Independent Public Accountants


To the Board of Directors of the United States Trust Company and the Securities and Exchange Commission:

We have examined management's assertion about the Boston Balanced Fund's (the
Fund) compliance with certain rules under the Investment Company Act of 1940 (the Act) as of January 31, 1999 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of January 31, 1999:

 . Confirmation of all securities, other than money market funds, held by the Bank of New York;

 .  Confirmation of money market fund shares with SEI Shareholder Services;

 . Confirmation of all securities purchased or sold but not received or delivered;

 . Reconciliation of all such securities to books and records maintained by the United States Trust Company utilizing SEI;

 . Agreement of five security purchases and two security sales or maturations since out last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with certain provisions of Rule 17f-2 of the Act as of January 31, 1999 is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Fund and the Securities and Exchange Commission and should not be used for any other purpose.



Boston, Massachusetts                     ARTHUR ANDERSEN LLP
September 17, 1999
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               Management Statement Regarding Certain Provisions
                     Of the Investment Company Act of 1940



We, as members of management and custodian of Boston Balanced Fund (the Fund), formerly Boston Managed Growth Fund, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Custody Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 as of January 31, 1999 and from December 31, 1998 through January 31, 1999. Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2, of the Investment Company Act of 1940 as of January 31, 1999 with respect to the securities reflected in the investment account of the Fund.



United States Trust Company

By:



/s/ Lucia Santini
    -------------
    Lucia Santini
    Senior Vice President